[Chapman and Cutler LLP Letterhead]

June 3, 2019

VIA EDGAR CORRESPONDENCE

Kim Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on February 7, 2019 (the “Registration Statements”). The Registration Statements relate to the Innovator Russell 2000 Buffer ETF™ – ______, Innovator Russell 2000 Power Buffer ETF™ – ______, Innovator Russell 2000 Ultra Buffer ETF™ – ______, Innovator MSCI Emerging Markets Buffer ETF™ – _______, Innovator MSCI Emerging Markets Power Buffer ETF™ – _______, Innovator MSCI Emerging Markets Ultra Buffer ETF™ – _______, Innovator MSCI EAFE Buffer ETF™ – ________, Innovator MSCI EAFE Power Buffer ETF™ – ________, Innovator MSCI EAFE Ultra Buffer ETF™ – ________, Innovator Tech-100 Buffer ETF™ – _______, Innovator Tech-100 Power Buffer ETF™ – _______ and Innovator Tech-100 Ultra Buffer ETF™– _______, each a series of the Trust. However, this correspondence relates only to Innovator MSCI EAFE Power Buffer ETF™ – July (formerly Innovator MSCI EAFE Power Buffer ETF™ – ______) and Innovator MSCI Emerging Markets Power Buffer ETF™ – July (formerly Innovator MSCI Emerging Markets Power Buffer ETF™ – ______) (each a “Fund” and collectively, the “Funds”), as these are the only funds with a contemplated launch at this time. The Trust represents that no other funds comprising the Registration Statements will become effective prior to responding to the Staff’s comments. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff notes previous communications with the Trust regarding the tax implications of the Funds’ principal investment strategies. Please confirm that tax counsel has reviewed, analyzed, or issued an opinion as to the consequences of the current construction of the Funds.

Response to Comment 1

In seeking to achieve the defined outcomes sought by the Funds, the Funds’ investment adviser, Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and investment sub-adviser, Milliman Financial Risk Management, LLC (“Milliman” or the “Sub-Adviser”), in consultation with tax counsel, considered multiple variations of the principal investment strategies. The tax implications of each potential structure were studied and considered. The Adviser and Sub-Adviser incorporated these findings in determining to retain the current structure employed by the Funds.

Comment 2 – General

Please advise the Staff as to the status of the 19b-4 applications for the Funds.

Response to Comment 2

Each Fund intends to list its shares on NYSE Arca, Inc. (the “Exchange”). Upon a review of its “generic listing standards,” the Exchange determined that a 19b-4 application was not necessary as the Funds, as contemplated, comply with the generic listing standards.

Comment 3 – Principal Investment Strategies

Please clarify whether the Funds will borrow for investment purposes. If so, please disclose any impact of such borrowings on each Funds’ ability to comply with its 80% investment test.

Response to Comment 3

The Funds do not currently intend to borrow for investment purposes.

Comment 4 – General

Please explain the mechanics of the Funds’ arbitrage mechanism. Please further explain how this mechanism will ensure that the shares of a Fund will not trade a material premium or discount in relation to its net asset value.

Response to Comment 4

The mechanics of the arbitrage mechanism that the Funds intend to employ is nearly identical to the mechanism utilized by all other ETFs, including the other previously launched defined outcome ETFs that are advised by Innovator and sub-advised by Milliman1 (the “Launched Defined Outcome Funds”). Similar to other ETFs, at any point in the trading day, authorized participants (“APs”) may deliver to the Funds’ distributor cash in an amount equal to the value of a basket of FLEX Options and other securities given in the published holdings, which the Fund will exchange for a creation unit consisting of a set number of Shares (25,000). The Funds believe that this number, which is less than the 50,000 shares required by most ETFs for creation units, provides APs with additional opportunities to arbitrage Shares. If the market price for a Fund’s Shares rises above the value of its underlying portfolio, the APs are expected to exchange cash representing the value of the Fund’s underlying holdings for the Fund’s Shares and sell enough of those Shares to drive the price back down to the Fund’s net asset value. Conversely, it is expected that the APs will buy up any Shares trading at a discount to the Fund’s net asset value so that they can redeem large blocks of Shares for the more valuable underlying FLEX Options and other securities. The Funds believe that this mechanism will drive prices for a Fund’s Shares close to or at its NAV.

As of April 30, 2019 (the most recent time period for which data is available), the Launched Defined Outcome Funds had cumulatively completed 1,538 trading days. Of those 1,538 trading days, a fund only experienced a premium or discount greater than 1.00% on 7 days of those days (0.4% of total trading days). The Adviser and Sub-Adviser believe that this arbitrage mechanism, which has efficiently maintained narrow premiums and discounts for the Launched Defined Outcome Funds, will function similarly effectively for the Funds.

Comment 5 – Principal Risks

Please explain the exposure that the Funds will have to the index upon which their Outcomes are based and the impact of such exposure on the Funds. To the extent that an underlying index has characteristics that present a principal risk to a Fund, please update the Fund’s risks accordingly. Please consider adding disclosure in the section entitled “Additional Information About the Fund’s Principal Investment Strategies” that provides additional information about the underlying index on which the Fund’s Outcomes are based.

Response to Comment 5

Each Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of each Fund’s underlying reference asset. Each of these FLEX Options is cash settled upon its expiration. Each Fund will therefore never hold the securities that comprise the underlying index. As such, each Fund has exposure to the performance of its underlying index.

1

Innovator S&P 500 Buffer ETF – July, Innovator S&P 500 Power Buffer ETF – July, Innovator S&P 500 Ultra Buffer ETF – July, Innovator S&P 500 Buffer ETF – October, Innovator S&P 500 Power Buffer ETF – October, Innovator S&P 500 Ultra Buffer ETF – October, Innovator S&P 500 Buffer ETF – January, Innovator S&P 500 Power Buffer ETF – January, Innovator S&P 500 Ultra Buffer ETF – January, Innovator S&P 500 Buffer ETF – April, Innovator S&P 500 Power Buffer ETF – April, Innovator S&P 500 Ultra Buffer ETF – April, Innovator S&P 500 Buffer ETF – June, Innovator S&P 500 Power Buffer ETF – June, Innovator S&P 500 Ultra Buffer ETF – June.

Pursuant to the Staff’s request, the section entitled “Principal Risks” of Innovator MSCI Emerging Markets Power Buffer ETF – July has been revised to include “Currency Risk,” “Emerging Markets Risk,” “Non-U.S. Securities Risk” and “Smaller Companies Risk.” Similarly, the section entitled “Principal Risks” of Innovator MSCI EAFE Power Buffer ETF – July has been revised to include “Currency Risk,” “Non-U.S. Securities Risk” and “Smaller Companies Risk.”

Additionally, pursuant to the Staff’s request, disclosure regarding the relevant underlying index has been included as the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies.”

Comment 6 – Principal Risks

Please consider re-ordering the principal risks in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Director, Division of Investment Management, Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

Response to Comment 6

The Funds have considered the Commission’s request and respectfully decline to make the suggested revision. The requested revision is not required by Form N-1A and the Funds have determined that the risks as presented are appropriate for investor comprehension. However, to provide additional clarity, the following disclosure has been added to the introductory narrative to the sections entitled “Principal Risks” and “Additional Risks of Investing in the Fund”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

Comment 7 – Principal Risks

Please revise the disclosure set forth in “Correlation Risk” in the section entitled “Principal Risks” to include a plain English explanation for implied volatility.

Response to Comment 7

Pursuant to the Staff’s request, the final sentence of “Correlation Risk” has revised as set forth below:

Factors that may influence the value of the FLEX Options include changes in interest rates and the MSCI EAFE Price Index’s expected volatility, among others.

Comment 8 – Principal Risks

Please consider the necessity of including “Options Risks” in the section entitled “Principal Risks” when the section already includes “FLEX Options Risks.”

Response to Comment 8

Pursuant to the Staff’s request, each Fund revised “FLEX Options Risk” to include certain disclosure set forth in “Options Risk,” and then deleted “Options Risk.”

Comment 9 – Additional Risks of Investing in the Fund

The Staff notes the inclusion of “Security Issuer Risk” in the section entitled “Additional Risks of Investing in the Fund.” Given the securities in which the Funds intend to invest, please explain the necessity of a such risk or delete it.

Response to Comment 9

Pursuant to the Staff’s request, “Security Issuer Risk” has been removed.

Comment 10 – Statement of Additional Information

Please confirm in correspondence that when a Fund invests in the shares of another investment company, the Fund, for the purposes of determining its own concentration, “looks through” the investment company to its actual holdings, rather than on relying on any stated policies of the investment company, such as the investment company’s own concentration policy.

Response to Comment 10

The Funds do not currently intend to invest in the shares of other investment companies. However, in the event it occurred, each Fund confirms that for the purpose of determining its own concentration, each Fund will “look through” the investment company to its actual holdings

Comment 11 – Statement of Additional Information

The Staff notes that the Funds have adopted a fundamental policy pursuant to which each Fund has committed to not investing more than 25% of its net assets in securities of issuers in any industry or group of industries. Please explain in correspondence about the impact that such a policy will have on a Fund when the index upon which the Fund’s FLEX Options are based is concentrated in an industry or group of industries.

Response to Comment 11

The Funds do not expect that the underlying indices will ever be concentrated in an industry or group of industries, as determined by the Funds.

Comment 12 – General

Please confirm that the Funds will use the market value, rather than the notional value, of their derivatives positions for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Please also confirm that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 12

Pursuant to the Staff’s request, the Funds confirm that they will use the market value of any derivatives holdings for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Additionally, as the FLEX Options held by the Funds are exchange-traded, the Funds confirm that they will be valued on a mark-to-market basis.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren